Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

August 23, 2016

RE: ECO-WASTE POWER, INC.
Qualification request
Filed on July 27, 2016
File No. 024-10587

Ladies and Gentlemen:
On behalf of ECO-WASTE POWER, INC., an Arizona corporation ("Company"), we hereby requesting a 1A qualification for the convertible Note offered and its underlying common shares pursuant to the rules. The circular initially filed with the Securities and Exchange Commission ("Commission") on July 27, 2016 ("Offering Circular").
The company is confirming the following:
1- Arizona State Securities Board has indicated it's properness to qualify our offering.
2- At this time we have no participant in our offering required to clear its compensation with FINRA.
3-  Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
4- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
5- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards

Chaise Vidal
Chief Executive Officer
ECO-WASTE POWER, INC.
625 W Southern Ave, Suite E
Mesa, AZ 85210